UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PYRAMID OIL COMPANY

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

747215 10 1

(CUSIP Number)

Michael D. Herman
501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 747215 10 1

1.	Name of Reporting Person Michael D. Herman
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,952,580 shares (100,000 of which is subject to vesting, and will be purchased on or about April 5, 2014)
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 1,952,580 shares (100,000 of which is subject to vesting, and will be purchased on or about April 5, 2014)
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,952,580 shares (100,000 of which is subject to vesting, and will be purchased on or about April 5, 2014)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 39.51% (40.77% following purchase of 100,000 shares on or about April 5, 2014).
14.	Type of Reporting Person IN

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EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, no par value (“Common Stock”), of Pyramid Oil Company, a California corporation (the “Company”).

This Amendment is being filed to amend Items 4 and 6 of the Schedule 13D as set forth below:

Item 4. Purpose of the Transaction

On February 6, 2014, the Company, Yuma Energy, Inc., a Delaware corporation (“Yuma”), Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Delaware Merger Subsidiary”), and Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Delaware Merger Subsidiary (“Merger Subsidiary”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, (i) the Company will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Delaware Merger Subsidiary (the “Reincorporation Merger”), the separate corporate existence of the Company shall cease and Delaware Merger Subsidiary shall be the successor or surviving corporation of the merger (“Pyramid Delaware”), and (ii) following the Reincorporation Merger, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the consummation of the Reincorporation Merger, merge with and into Yuma (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and Yuma shall be the successor or surviving corporation of the Merger and a wholly owned subsidiary of Pyramid Delaware.

Upon consummation of the Merger, Yuma will become a wholly owned subsidiary of Pyramid Delaware and, subject to the terms and conditions of the Merger Agreement, holders of Yuma securities will receive, in exchange for such securities, up to 66,336,701 shares of Pyramid Delaware common stock, representing approximately 93% of Pyramid Delaware's shares of common stock to be outstanding, including shares of common stock subject to outstanding stock options.

Under the Merger Agreement, at the closing of the Merger, among other things, all of the directors and officers of Pyramid Delaware, including the Reporting Person, will resign from their positions as directors and officers effective upon the election of Yuma's designees, Sam L. Banks (Chairman), Richard K. Stoneburner, James W. Christmas, Frank A. Lodzinski, Richard W. Volk and Ben T. Morris as directors of Pyramid Delaware, and the appointment of Mr. Banks as Chief Executive Officer, Michael F. Conlon as President and Chief Operating Officer, and Kirk F. Sprunger as Chief Financial Officer, Treasurer and Secretary, respectively, of Pyramid Delaware. The Merger Agreement, the Reincorporation Merger and the Merger are described in greater detail in the Current Report on Form 8-K filed by the Company on February 6, 2014.

In connection with the Merger Agreement, the Reporting Person has entered into a voting agreement (the “Voting Agreement”), pursuant to which he has agreed to vote the shares of Common Stock beneficially owned by him in favor of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement. The Voting Agreement automatically terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement.

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The foregoing descriptions of the Merger Agreement and the Voting Agreement are summaries and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.1 and 99.2, respectively, to this Amendment and hereby incorporated herein by reference.

The Company issued a press release on February 6, 2014 announcing the transactions contemplated by the Merger Agreement. The press release is filed as Exhibit 99.3 to this Amendment.

Except as described in this Item 4, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

In connection with the proposed Reincorporation Merger and Merger, the Company and Delaware Merger Subsidiary will file with the SEC a registration statement on Form S-4, including a proxy statement/prospectus, and other relevant materials in connection with the proposed acquisition of Yuma by the Company. The materials to be filed by Pyramid with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, such materials may be obtained free of charge from Pyramid’s website at www.pyramidoil.com.

Investors and security holders of THE COMPANY are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Reincorporation Merger and Merger because they will contain important information about the Reincorporation Merger and the Merger, the parties to the Merger Agreement and the common stock of Delaware Merger Subsidiary to be issued in the Reincorporation Merger. The Company and its directors and executive officers, including the Reporting Person, and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company shareholders and Pyramid Delaware stockholders in connection with the proposed Reincorporation Merger and the proposed Merger. Information concerning the interests of the Company's directors and executive officers who may be deemed to be participants in the solicitation, which may, in some cases, be different than those of the Company's shareholders and Pyramid Delaware stockholders generally, is set forth in the materials filed with the SEC on Form 10-K and will be set forth in the proxy statement/prospectus relating to the Merger when it becomes available.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The disclosures contained in Item 4 above are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following documents are included as exhibits to this Amendment:

99.1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).
99.2	Voting Agreement entered into as of February 6, 2014, between Michael Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).
99.3	Press Release of Pyramid Oil Company dated February 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014	/s/ Michael D. Herman MICHAEL D. HERMAN

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EXHIBIT INDEX

99.1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).
99.2	Voting Agreement entered into as of February 6, 2014, between Michael Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).
99.3	Press Release of Pyramid Oil Company dated February 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

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